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FORM 10-C

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Report by issuer of securities quoted on The Nasdaq Stock Market(SM), filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.



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EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:                    THE COMPANY DOCTOR
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:            5215 NORTH O'CONNOR BLVD., IRVING, TX  75039
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ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):                   (972) 401-8300
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I.  Change in Number of Shares Outstanding

    Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security                              COMMON STOCK
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2.  Number of shares outstanding before the change            4,555,155
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3.  Number of shares outstanding after the change             4,972,693
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4.  Effective date of change                              SEPTEMBER 20, 1996
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5.  Method of change            ACQUISITIONS
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    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
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    Give brief description of transaction     COMPANY HAS ISSUED STOCK IN CONNECTION WITH FIVE SEPARATE
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    AGREEMENTS FOR MANAGEMENT OF MEDICAL PRACTICES ACQUIRED BY AN AFFILIATE.
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II.  Change in Name of Issuer

1.  Name prior to change
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2.  Name after change
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3.  Effective date of charter amendment changing name
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4.  Date of shareholder approval of change, if required
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 10/23/96                         /S/ FRED G. PARRISH, CHIEF OPERATING OFFICER
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DATE                              OFFICER'S SIGNATURE AND TITLE
                                  FRED G. PARRISH, CHIEF OPERATING OFFICER